SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2004

PCCW Limited
(Translation of Registrant’s Name Into English)

39th Floor, PCCW Tower
TaiKoo Place, 979 King’s Road
Quarry Bay, Hong Kong
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

     Form 20-F ☒     Form 40-F ☐

      (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

     Yes ☐        No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

PCCW LIMITED

INDEX TO EXHIBITS

Items

1.	Announcement dated December 13, 2004.

2.	Announcement dated December 14, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PCCW LIMITED

Dated: December [_], 2004	By: (Sd.) Hubert Chak

Name: Hubert Chak
Title: Company Secretary

Item 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

PCCW Limited

(Incorporated in Hong Kong with limited liability)
(Stock Code: 0008)

EXTENSION OF TIME FOR DESPATCH OF CIRCULAR
RELATING TO PLACING OF EXISTING SHARES OF
PACIFIC CENTURY PREMIUM DEVELOPMENTS LIMITED

The Company has applied for, and the Stock Exchange has granted, a waiver of Rule 14.38 of the Listing Rules to extend the time for despatch of the circular relating to the Placing from 24th December, 2004 to 31st December, 2004.

Reference is made to the joint announcement issued by the Company and Pacific Century Premium Developments Limited (“PCPD”) dated 30th November, 2004 and the announcement issued by the Company dated 2nd December, 2004 relating to the Placing (“Announcements”). Unless otherwise defined herein, terms defined in the Announcements have the same meanings when used in this announcement.

Rule 14.38 of the Listing Rules requires a circular in relation to the Placing (“Circular”) to be despatched to shareholders of the Company within 21 days after the publication of the Announcement, i.e. on or before 24th December, 2004. In view of the additional cost and time that would be involved in producing two circulars within a short period of time, the Company plans to combine the Circular with the circular regarding the disposal of property by PCPD (details of which were set out in the joint announcement issued by the Company and PCPD dated 22nd November, 2004) and despatch the combined circular both in Hong Kong and the United States on or before 31st December, 2004.

Accordingly, the Company has applied for, and the Stock Exchange has granted, a waiver of Rule 14.38 of the Listing Rules to extend the time for despatch of the Circular from 24th December, 2004 to 31st December, 2004.

So far as the Directors are aware, as at the date hereof, other than the information set out in the Announcements, no other relevant price-sensitive information regarding the Placing will have to be disclosed in the Circular.

By order of the Board PCCW Limited Hubert Chak Company Secretary

Hong Kong, 13th December, 2004

The directors of PCCW Limited as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico;
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor;
Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta

Item 2

PCCW Limited (Incorporated in Hong Kong with limited liability) (Stock Code: 0008) ANNOUNCEMENT

PCCW Limited (the “Company”) notes certain news reports about a proposed acquisition of up to 29% of the Company by China Network Communications Group Corporation (“China Netcom”) which could be worth up to US$919 million at current market levels. The Company confirms that it has been in discussions with China Netcom about a number of strategic and business co-operation opportunities including most recently, a possible subscription for new shares of the Company representing 20% of the enlarged issued share capital of the Company. The terms and conditions of any strategic and business co-operation opportunities including a possible subscription for new shares of the Company are subject to further discussion between China Netcom and the Company. The Company wishes to emphasise that there can be no assurance that any such agreement will be signed.

The Company notes certain news reports about a proposed acquisition of up to 29% of the Company by China Netcom which could be worth up to US$919 million at current market levels. The Company did not authorize statements to be made to the press on this matter and to the best of its knowledge and belief is not aware of any statement made by any representative of the Company to the press which could have formed the original basis of the substance of the news reports.

Further to the Company’s announcements dated May 18, 2004, June 10, 2004, July 12, 2004, August 23, 2004 and November 4, 2004 regarding discussions about strategic and business co-operation opportunities, the Company confirms that on December 7, 2004, the Company received an expression of interest from China Netcom which indicated that China Netcom was interested in subscribing for new shares of the Company representing 20% of the enlarged issued share capital of the Company.

The Company wishes to confirm that the discussions with China Netcom regarding various strategic and business co-operation opportunities including a possible subscription for new shares of the Company are continuing but the terms and conditions of any strategic and business co-operation opportunities including a possible subscription for new shares of the Company are subject to further discussion between China Netcom and the Company. There cannot be any assurance that a definitive agreement will be signed between the parties and further announcements will be made by the Board on the outcome of the discussion as and when appropriate. In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

We also confirm that, save as referred to above, there are no other negotiations or agreements relating to intended acquisitions or realisations which are discloseable under Rule 13.23 of the Listing Rules, neither is the Company aware of any matter discloseable under the general obligation imposed by Rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

By Order of the Board
Hubert Chak
Company Secretary

Hong Kong, December 14, 2004

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:
Li Tzar Kai, Richard (Chairman); So Chak Kwong, Jack (Deputy Chairman and Group Managing Director);
Yuen Tin Fan, Francis (Deputy Chairman); Peter Anthony Allen; Alexander Anthony Arena; Chung Cho Yee, Mico;
Lee Chi Hong, Robert

Non-Executive Directors:
Sir David Ford, KBE, LVO; The Hon Raymond George Hardenbergh Seitz

Independent Non-Executive Directors:
Prof Chang Hsin-kang; Dr Fung Kwok King, Victor;
Dr The Hon Li Kwok Po, David, GBS, JP; Sir Roger Lobo, CBE, JP; Aman Mehta